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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 2019
Washington DC
416

SEC FILE NUMBER
8-53051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/18 (MM/DD/YY) AND ENDING 08/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Sorce Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6603 SUMMIT DRIVE
(No. and Street)

CANFIELD	OH	44406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP WILSON (330)758-8613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ywl

OATH OR AFFIRMATION

I, PHILLIP WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK SORCE BROKERAGE LLC, as of AUGUST 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH A. COLBERT
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
December 18, 2020
Recorded in
Mahoning County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

TABLE OF CONTENTS
As of and for the Years Ended August 31, 2019 and 2018

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors of HBK Sorce Brokerage, LLC:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of HBK Sorce Brokerage, LLC (the "Company") as of August 31, 2019 and 2018, and the related statements of operations, member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2005.
Minneapolis, Minnesota
October 23, 2019

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
As of August 31, 2019 and 2018

ASSETS

	2019	2018
CASH AND CASH EQUIVALENTS	$ 277,130	$ 227,575
COMMISSIONS RECEIVABLE	5,514	7,229
OTHER ASSETS	350	775
TOTAL ASSETS	$ 282,994	$ 235,579

LIABILITIES AND MEMBER'S EQUITY

	2019	2018
DUE TO MEMBER	$ 115,101	$ 145,062
MEMBER'S EQUITY	167,893	90,517
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 282,994	$ 235,579

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended August 31, 2019 and 2018

	2019	2018
REVENUES, NET	$ 1,193,832	$ 1,292,621
EXPENSES		
Employee and other compensation	696,527	734,526
Regulatory fees and expenses	36,799	35,476
Errors and omissions insurance	108,704	111,061
General office, administration, and miscellaneous expenses	276,942	274,499
Total Expenses	1,118,972	1,155,562
Income From Operations	74,860	137,059
OTHER INCOME	2,516	1,987
NET INCOME	$ 77,376	$ 139,046

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended August 31, 2019 and 2018

BALANCE, August 31, 2017	$	201,471
2018 net income		139,046
Return of net capital		(250,000)
BALANCE, August 31, 2018		90,517
2019 net income		77,376
BALANCE, August 31, 2019	$	167,893

See accompanying notes to financial statements.

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 77,376	$ 139,046
Changes in operating assets and liabilities:		
Commissions receivable	1,715	4,050
Other assets	425	(425)
Due to member	(29,961)	(62)
Net Cash Flows from Operating Activities	49,555	142,609
CASH FLOWS FROM FINANCING ACTIVITIES		
Return of net capital to Member	-	(250,000)
Net Cash Flows from Financing Activities	-	(250,000)
Net Change in Cash and Cash Equivalents	49,555	(107,391)
CASH AND CASH EQUIVALENTS - Beginning of Year	227,575	334,966
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 277,130	$ 227,575

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer. The Company is wholly owned by HBK Sorce Financial LLC. The Company operates as a limited broker/dealer under the greater of $5,000 or 6 and 2/3 percent of liabilities minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund products on an application-way basis in the state of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition and Related Expenses

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 or Accounting Standards Codification (ASC) Topic 606, "Revenue from Contracts with Customers" (ASU 2014-09) requiring an entity to recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The amendments in this update were implemented by the Company as of September 1, 2018, using the modified retrospective approach. The adoption of this standard did not have an impact on the Company's financial statements, as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies.

The guidance was implemented to: remove inconsistencies and weaknesses in revenue recognition requirements, provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provide more useful information to users of financial statements through improved disclosure requirements, and simplify the preparation of financial statements.

The core principle of the guidance is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applied the following steps: 1) Identify the contracts with the customer; 2) Identify the performance obligations in the contract; 3) Determine the contract price; 4) Allocate the transaction price to the performance obligations in the contract; and 5) Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company receives revenue via a referral agreement with an introducing broker dealer. Certain employees of the Company's parent are representatives of the introducing broker dealer. In exchange for paying all the expenses for the representatives, the introducing broker dealer pays the Company a percentage of the commissions received on trades executed on behalf of the affiliated employee representatives, at a point in time, on a trade-date basis. Through the referral agreement, the Company is acting as an agent, and in accordance with ASC 606-10-55-38, the commissions are presented net of expenses on the financial statements.

NOTE 1 - Summary of Significant Accounting Policies (continued)

The Company may also receive commissions as an agent from mutual fund transactions made on an application basis with a mutual fund company. No revenue was earned from such commissions for the years ended August 31, 2019 and 2018.

Commissions Receivable

The receivable is unsecured and is fully collectible as of August 31, 2019 and 2018.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate daily. As of August 31, 2019 and 2018, the net capital ratio was .71 to 1 and 1.70 to 1.0, and net capital was $162,149 and $85,384, which exceeded the minimum requirement by $154,476 and $75,713.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's August 31, 2019 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 3 - Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

NOTE 4 - Related Parties

The Company's member allocates shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses based on the Company's percentage of revenues to total revenues of other financial service affiliates that have shared expenses.

Due to member was $115,101 and $145,062 as of August 31, 2019 and 2018 and is unsecured, non-interest bearing, and due on demand.

NOTE 5 - Subsequent Events

The Company did not have any subsequent events through October 23, 2019, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the financial statements as of and for the year ended August 31, 2019.

SUPPLEMENTAL INFORMATION

HBK SORCE BROKERAGE LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2019

COMPUTATION OF NET CAPITAL

Total member's equity	$ 167,893
Deductions and/or charges:	
Non-allowable assets:	
Other assets	(350)
Net capital before haircuts on securities owned	167,543
Haircuts on corporate securities	(5,394)
Net capital	$ 162,149

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 115,101

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 7,673
Excess net capital at 1,500 percent	$ 154,476
Excess net capital at 1,000 percent	$ 150,639
Ratio: Aggregate indebtedness to net capital	.71 to 1

HBK SORCE BROKERAGE LLC

(A Limited Liability Company)
Canfield, Ohio

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended August 31, 2019 and 2018